March 25, 2024

VIA EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE:	Air T, Inc.
Air T Funding
Registration Statement on Form S-3
	File No.	333-277855
333-277855-01

Ladies and Gentlemen:

On behalf of Air T, Inc. and Air T Funding, the undersigned hereby requests acceleration of the effectiveness of the above-referenced Registration Statement to 4:30 p.m., Washington D.C. time, on March 27, 2024, or as soon as is practicable thereafter.

The Company hereby acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Air T, Inc.

By: /s/Mark Jundt
Mark Jundt
Its: General Counsel and Secretary

Air T Funding
By: Air T, Inc., as Depositor

By: /s/ Brian Ochocki
Name: Brian Ochocki
Title: Chief Financial Officer

/s/ Mark Jundt
Mark Jundt, As Administrative

Trustee

/s/ Brian Ochocki
Brian Ochocki, As Administrative
Trustee

cc:    Michael Purcell, Staff Attorney
Securities and Exchange Commission (via email – purcellmic@sec.gov )

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